UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(December 7, 2009)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material Change Report filed in Canada

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: December 7, 2009

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp. (“Diversinet” or the “Corporation”)

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

December 4, 2009

Item 3

News Release

A press release with respect to the material change described herein was issued on December 4, 2009.

Item 4

Summary of Material Change

Diversinet has commenced discussions with AllOne Mobile Corporation (“AllOne”) to renegotiate their September 2008 five-year license and revenue sharing agreement (the “License Agreement”).

Item 5

Full Description of Material Change

Diversinet has commenced discussions with AllOne Mobile Corporation (“AllOne”) to renegotiate their September 2008 five-year license and revenue sharing agreement (the “License Agreement”).

Although no time period has been established to conclude negotiations, Diversinet and AllOne will continue to work with existing and potential customers for the timely delivery of the AllOne Mobile, secured by Diversinet, product offerings.

In September 2008, Diversinet entered into the Agreement with AllOne, a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  HSA currently owns 6,956,152 common shares of Diversinet, representing approximately 15% of the issued and outstanding common shares of Diversinet.

In light of the ongoing discussions, William Farrell, Senior Vice President, Finance & Enterprise CFO of HSA has resigned from the Diversinet board of directors.  Under the terms of the August 31, 2007 Stock Purchase Agreement with Diversinet, HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.

Under the terms of the License Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The License Agreement may be cancelled after the third year (i.e. after August 30, 2011) by providing 180 days notice by AllOne in certain circumstances.  Under the terms of the License Agreement, Diversinet has received the minimum commitment fee of $5.5 million in the first year (i.e. 12 months ended August 31, 2009) and two quarterly payments of $1.75 million each on September 1 and December 1, 2009.  In addition, $3.5 million is payable for the six months ended August 31, 2010, $7 million is payable for the 12 months ended August 31, 2011 and $10 million is payable in each of years four and five to Diversinet quarterly in advance as a minimum commitment.  For healthcare sales, initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the Agreement.  To date, the amounts received by AllOne on deployments have not exceeded the minimum commitment fees.

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-120

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

David Hackett, Chief Financial Officer, is knowledgeable about the material change and this report.  Mr. Hackett can be contacted at (416) 756-2324, extension 275.

Item 9

Date of Report

December 7, 2009

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DIVERSINET AND ALLONE ENTER DISCUSSIONS TO RE-EVALUATE THEIR EXISTING RELATIONSHIP

Toronto, Ontario, December 4, 2009 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, announced today that it has commenced discussions with AllOne Mobile Corporation (“AllOne”) to renegotiate their September 2008 five-year license and revenue sharing agreement (the “License Agreement”).

Although no time period has been established to conclude negotiations, Diversinet and AllOne will continue to work with existing and potential customers for the timely delivery of the AllOne Mobile, secured by Diversinet, product offerings.

In September 2008, Diversinet entered into the Agreement with AllOne, a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  HSA currently owns 6,956,152 common shares of Diversinet, representing approximately 15% of the issued and outstanding common shares of Diversinet.

In light of the ongoing discussions, William Farrell, Senior Vice President, Finance & Enterprise CFO of HSA has resigned from the Diversinet board of directors.  Under the terms of the August 31, 2007 Stock Purchase Agreement with Diversinet, HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.

Under the terms of the License Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The License Agreement may be cancelled after the third year (i.e. after August 30, 2011) by providing 180 days notice by AllOne in certain circumstances.  Under the terms of the License Agreement, Diversinet has received the minimum commitment fee of $5.5 million in the first year (i.e. 12 months ended August 31, 2009) and two quarterly payments of $1.75 million each on September 1 and December 1, 2009.  In addition, $3.5 million is payable for the six months ended August 31, 2010, $7 million is payable for the 12 months ended August 31, 2011 and $10 million is payable in each of years four and five to Diversinet quarterly in advance as a minimum commitment.  For healthcare sales, initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the Agreement.  To date, the amounts received by AllOne on deployments have not exceeded the minimum commitment fees.

About Diversinet Corp.

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings and the term of the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the negotiations with AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations U.S

Investor Relations Canada

Diversinet Corp.

Liolios Group, Inc.

The Equicom Group

David Hackett

Ron Both

Glen Williams or

Chief Financial Officer

Managing Director

Jeff Codispodi

416-756-2324 ext. 275

949-574-3860 ext 1710

416.815.0700 ext. 272 or ext. 261

dhackett@diversinet.com

rboth@liolios.com

gwilliams@equicomgroup.com,

jcodispodi@equicomgroup.com

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